August 21, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 13, 2007

File No. 000-50855

Dear Mr. Rosenberg:

This letter is being provided in response to the additional comments of the staff communicated to us during the telephone conversation of August 7, 2007 between Amy Bruckner of the Commission and Robert Manturuk of Auxilium Pharmaceuticals, Inc. (the “Company”). Set forth below are the staff’s comments and the Company’s responses.

1.	Comment:

In your letter of June 22, 2007, you referenced materiality determinations with respect to several items. Please confirm that you considered the relationship of the items in question to the Company’s net results.

Company Response:

In its June 22, 2007 letter, the Company advised the staff as follows:

•

Any deviation of accrued liabilities relating to the unpaid portion of fees payable under the Company’s wholesale service agreements from those reflected on the Company’s December 31, 2006 balance sheet would not be material.

•	The effect of using reasonably likely assumptions other than those actually used in connection with the Company’s managed care contracts would not be material.

•	The effect of using reasonably likely assumptions other than those actually used in connection with product coupons would not be material.

•

Historical adjustments to revenue allowance estimates have been immaterial individually as well as in the aggregate and, therefore, disaggregating roll-forward information to provide individual revenue allowance roll-forward detail would not provide investors with material information.

•

Aside from the establishment of a reserve for estimated product returns and allowances in connection with the Company’s change in revenue recognition policy, there were no changes in estimates that had a material effect on product allowances as a percentage of total gross revenue.

•	Based on the factors set forth in the Company’s June 22, 2007 letter, the Company’s inventory valuation estimate is unlikely to have a material effect on the Company’s results of operations.

In making the determinations with respect to the items referenced above, the Company considered the materiality of each of the items in relation to the Company’s net loss.

2.	Comment:

Provide support for the sensitivity analysis relating to the product return reserve at December 31, 2006 contained in paragraph (c) of the Company’s response to staff’s comment 1.a. Disclosure of a sensitivity analysis would be inappropriate unless the analysis is supported by alternative reasonably likely assumptions.

Company Response:

The Company has determined not to include the sensitivity analysis until such time as it determines that it has a more refined quantitative analysis to derive other outcomes that are reasonably likely to occur and would have a material effect, in accordance with the guidance contained in Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation, Release No. 33-8350 (December 19, 2003), Section V.

Proposed Additional Disclosures

3.	Comment:

Provide in disclosure format the additional information that the Company will provide in future filings.

Company Response:

Set forth below is the type of additional information the Company will disclose in its Management’s Discussion of Financial Condition and Results of Operations (the “MD&A”), commencing with its next Form 10-K filing. Although the disclosure addresses the Company’s 2006 fiscal year, the 2006 references are for illustrative purposes only, and will be revised to reflect the appropriate dates or periods. Moreover, the disclosure will be appropriately modified to address any changes in circumstances. Finally, please note that the disclosure corrects the description of wholesaler service agreements in the Company’s June 22, 2007 letter. Fees for services payable to the wholesalers are not adjusted for product returns, so that the phrase “net of product returns” has been deleted.

Information to be Included in the Overview Section of the MD&A:

Under the Company’s contractual agreements with its three largest wholesalers (representing 93% of 2006 shipments to all of the Company’s customers), the Company provides a fee for service to the wholesalers based on shipment activity. The agreements also provide for targeted levels of required distributor inventory. Otherwise, distributors independently manage their inventories with no intervention by the Company. Aside from the service fees required under these agreements, the Company does not offer incentives for wholesalers to take shipment of product.

The Company records sales of Testim® net of allowances for prompt payment discounts, fees to wholesalers based on shipment activity under the terms of wholesaler service agreements, managed care contract rebates and government health plan charge backs, product coupons and, commencing in the first quarter of 2006 with the change to the wholesaler method of revenue recognition, product returns. Total product sales allowances have amounted to 17.4%, 16.0% and 10.7% of total gross revenue for the years ended December 31, 2006, 2005 and 2004, respectively. The year-over-year growth of this percentage results primarily from the Company’s entry into additional pricing contracts with managed care providers, additional distributor service agreements and new product coupon programs designed to increase revenue growth. As discussed in Note (2) to the Company’s consolidated financial statements, in the first quarter of 2006 the Company began recognizing revenue upon shipment to customers. In connection with this change in revenue recognition policy, the Company established a reserve totaling $1,019,000 for estimated product returns and allowances.

Information to be Included in the Critical Accounting Policies and Significant Judgments and Estimates Section of the MD&A:

We record sales of Testim net of the following allowances: (a) prompt payment discounts, (b) fees to wholesalers based on shipment activity under the terms of wholesaler service agreements, (c) product returns, (d) managed care contract rebates and government health plan charge backs, and (e) product coupons. The table below provides the balances of accruals relating to each of these allowances as of December 31, 2006 and 2005.

	December 31,
	2006	2005
	(in $ thousand)
Accounts Receivable Reserves:
Prompt Payment Discounts	$140	$93
Government Health Plan Charge-backs	—	38

Subtotal	140	131

Accrued Liabilities:
Wholesaler Service Agreements	1,118	276
Product Returns	1,131	—
Managed Care Contract Rebates	3,240	1,702
Product Coupons	253	236

Subtotal	5,742	2,214

Total	$5,882	$2,345

The nature of each of these allowances and the methodology we use to determine the reserve accrual with respect to each allowance are described below:

a)	Prompt Pay Discounts - Prompt payment discounts are offered to all wholesalers in return for payment within 30 days following the invoice date. Based on historical experience, which indicates that virtually all wholesaler payments reflect a deduction for prompt payment discounts, we record sales net of the discount amount. We adjust the reserve at the end of each reporting period to approximate the percentage discount applicable to the outstanding gross accounts receivable balances.

b)	Wholesaler Service Agreements - Under contractual agreements with our three largest wholesalers (sales to which collectively represented 93% of 2006 shipments to all of our customers), we provide a fee for service based on shipment activity. The fee rates are set forth in the individual contracts. We track shipments to each wholesaler every period and accrue a liability relating to the unpaid portion of these fees by applying the contractual rates to such shipments.

c)

Product Returns - Our return policy permits product returns from wholesalers during a period from six months prior to the product’s expiration date until 12 months subsequent to the expiration date. However, once dispensed by a pharmacy, product may not be returned. In order to estimate product returns, we monitor the remaining shelf life of the product when shipped to customers, actual product returns by individual production batches, National Prescription Audit (NPA) data (representing retail prescription information) obtained from IMS Health Inc. (IMS), and estimated inventory levels in the distribution channel. By analyzing these factors, we developed an estimated return rate for product sales that remain subject to return and began recording a return reserve based on this estimated return rate upon our change to the wholesaler method of revenue recognition in the first quarter of 2006. Under the change to the wholesaler method of revenue recognition, we began recognizing revenue at the point of title transfer of product to our wholesale customers (which requires us to estimate and accrue for potential future returns), in contrast to our earlier practice of recognizing revenue only when the product was prescribed to patients, at which time it was not returnable.

d)	Managed Care Contract Rebates and Government Health Plan Charge-backs - Managed care contract rebates and government health plan charge backs are rebates and payments provided by us under agreements with private and government heath plans. We accrue the contractual rebates per unit of product for each individual plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan’s prescription growth or contraction, based on data acquired from IMS. The accrual is continually validated through the payment process, typically within a three month cycle.

e)	Product coupons - Product coupons offer patients the ability to receive free or discounted product through their prescribing physician, to whom we provide an inventory of coupons. We use a third party administrator who invoices us on a monthly basis for the cost of coupons redeemed in the period. Prior to the completion of the financial statements, we generally receive invoices for which the reserve was established. At the end of a reporting period, the accrual for product coupons represents these unpaid invoice amounts and an estimate for unexpired coupons (if any) outstanding. We base our estimates on the historical coupon redemption rate. We maintain the accrual for unexpired coupons based on inventory in the distribution channel and the historical coupon usage, and adjust the accrual whenever changes in coupon usage rate occur.

The following table provides a roll-forward of the revenue allowances discussed above, in the aggregate, for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	(in $ thousands)
Beginning Balance	$2,345	$1,089	$309
Current Estimate Related to Sales in Current Period	14,382	8,282	2,998
Current Estimate Related to Sales in Prior Periods	36	(129)	252
Current Estimate Related to Change in Revenue Recognition Method (Establish Initial Reserves for Returns) (a)	1,019	—	—
Actual Returns / Credits in Current Period Related to Sales in Current Period	(9,760)	(6,039)	(1,916)
Actual Returns / Credits in Current Period Related to Sales in Prior Period	(2,140)	(858)	(554)

Ending Balance	$5,882	$2,345	$1,089

a)	As described in note 2(e) to the Company’s financial statements for the year ended December 31, 2006, as a result of the Company’s change in revenue recognition policy, net revenues for the year ended December 31, 2006 include a one-time benefit of $1,198,000, representing revenue previously deferred, net of estimated returns and allowances of $1,019,000. The $1,019,000 estimate is reflected in the roll-forward for 2006.

* * *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please direct them to Robert Manturuk at 484-321-5912.

Sincerely,

/s/ James E. Fickenscher
James E Fickenscher
Chief Financial Officer